UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 8-A/A-1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           RECOVERY ENGINEERING, INC.
             (Exact name of registrant as specified in its charter)

              Minnesota                                 41-1557115
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

        9300 North 75th Avenue
        Minneapolis, Minnesota                            55428
(Address of principal executive offices)                (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class                    Name of each exchange on which
       to be so registered                    each class is to be registered

              NONE                                         NONE

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration file number to which this form relates (if applicable):

                                 Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.01 par value
                                (Title of class)


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         Recovery Engineering, Inc. (the "Company"), hereby amends and restates in its entirety the Registration Statement on Form 8-A filed by the Company with the Securities and Exchange Commission on February 2, 1993.

General

         The Company is authorized to issue up to 100,000,000 shares of capital stock. The capital stock has a par value of $.01 per share in the case of Common Stock, and a par value as determined by the Board of Directors in the case of preferred stock. All authorized shares are shares of Common Stock unless otherwise provided by the Board of Directors. Any of the authorized but unissued shares of capital stock may be designated as preferred stock by action of the Board of Directors, without any action by the Company's shareholders. See "Undesignated Preferred Stock" herein.

Common Stock

         As of October 31, 1996, there were 4,545,750 shares of Common Stock outstanding. Holders of Common Stock are entitled to one vote per share in all matters to be voted upon by shareholders. There is no cumulative voting for the election of directors, which means that the holders of shares entitled to exercise more than 50% of the voting rights in the election of directors are able to elect all of the directors. Holders of Common Stock have no preemptive rights to subscribe for or to purchase any additional shares of Common Stock.

         Holders of Common Stock are entitled to receive such dividends as are declared by the Board of Directors of the Company out of funds legally available for the payment of dividends, after payment or provision for payment of dividends on shares of preferred stock, if any. In the event of any liquidation, dissolution or winding up of the Company, the holders of Common Stock will be entitled to receive a pro rata share of the net assets of the Company remaining after payment or provision for payment of the debts and other liabilities of the Company, and after payment or provision for payment of any liquidation preferences on shares of preferred stock, if any.

         All of the outstanding shares of Common Stock are fully paid and non-assessable. Holders of Common Stock of the Company are not liable for further calls or assessments.

Undesignated Preferred Stock

         Any of the authorized but unissued shares of capital stock may be designated as preferred stock by action of the Board of Directors, without any action by the Company's shareholders. The Company's Board of Directors is authorized to establish, and to designate the name of, each class or series of the shares of preferred stock and to set the terms of such shares (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences). The Board of Directors of the Company may, without approval of the holders of the Common Stock, issue shares of a class or series of preferred stock with voting and conversion rights which could adversely affect the voting power and other rights of the holders of the Common


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Stock and may have the effect of delaying, deferring or preventing a change in control of the Company.

Common Stock Purchase Rights

         On January 30, 1996, the Board of Directors of the Company declared a dividend of one Common Stock purchase right (a "Right") for each outstanding share of Common Stock. The dividend was paid on February 19, 1996, to the shareholders of record on that date. The description of the Rights contained in the Company's Registration Statement on Form 8-A, filed February 20, 1996, is incorporated herein by reference.

Indemnification and Limitation on Director Liability

         The Minnesota Business Corporation Act provides that officers and directors of the Company have the right to indemnification from the Company for liability arising out of certain actions. The Company's Bylaws provide that the Company shall indemnify its officers, directors and certain other persons in the manner and to the extent permitted by Minnesota law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to such indemnification provisions, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         The Company has included in its Articles of Incorporation a provision that eliminates, to the extent permitted by statute, the personal liability of directors in their capacities as directors for monetary damages to the Company or its shareholders for breaches of the directors' duty of care. The principal effect of the provision is to prevent the Company and its shareholders from suing any director for monetary damages arising out of a breach of that director's duty of care or grossly negligent business decisions. The provision does not affect the ability of the Company or its shareholders to seek injunctive or other equitable remedies to enforce the directors' duty of loyalty to the Company or its shareholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or for any transaction from which the director derived an improper personal benefit. It also does not eliminate or limit a director's liability for participating in unlawful payments of dividends or stock repurchases or redemptions, or for violations of state or federal securities laws.

Nomination of Directors

         The Company's Bylaws require that shareholder nominations for director be made pursuant to timely notice in writing to the Company. To be timely, written notice must be delivered to the Company not less than 60 nor more than 90 days prior to the date of the scheduled annual meeting; provided, however, that if the Company gives less than 70 days' notice of such meeting, the shareholder may deliver notice no later than the tenth day following the earlier of the day on which the Company's notice of the date of the meeting was mailed or the day on which such date was publicly disclosed. The Bylaws further provide that the shareholder's notice shall set forth certain information concerning each nominee, including (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the class and


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number of shares of the Company's stock beneficially owned by such person on the date of the notice, and (iv) any other information relating to such person that would be required to be disclosed pursuant to Regulation 13D and Regulation 14A under the Securities Exchange Act of 1934. In addition, the shareholder giving the notice is required to state the name and address of such shareholder and the identity of other shareholders known by such shareholder to be supporting such nominees and the extent of such shareholders' beneficial ownership of the Company's stock. A majority of the Continuing Directors may reject a nomination by a shareholder not timely made in accordance with the requirements of the Bylaws. In case of a deficiency in such shareholder's notice, the shareholder has the opportunity to cure the deficiency by providing additional information within five days of the date that such a deficiency notice is given to the shareholder. A majority of the Continuing Directors determines whether the deficiency has been cured by the shareholder.

Proposals of Shareholders

         The Company's Bylaws provide that, except for shareholder proposals filed in accordance with the proxy rules promulgated under the Exchange Act, a shareholder seeking to bring new business before an annual meeting is required to comply with the provisions described below. The Bylaws require that shareholder proposals for new business, together with certain accompanying information, be filed with the Company no less than 60 nor more than 90 days prior to the scheduled annual meeting, provided that the Company has given at least 70 days' notice of such meeting. If the Company has not given at least 70 days' notice, shareholder proposals must be submitted no later than the tenth day following the earlier of the date that notice of the date of the annual meeting was mailed to the shareholders or the day on which public disclosure of such date was made. The Bylaws require that the shareholder's notice set forth as to each proposal (i) a description of and the reasons for such proposal, (ii) the names and addresses of the shareholder making the proposal and of any shareholders known to be supporting the proposal, (iii) such persons' beneficial ownership of the Company's stock, and (iv) any financial interest in the proposal of the shareholder offering the proposal. If the information supplied by the shareholder is deficient in any material aspect, the Board of Directors may reject the shareholder proposal. The shareholder may cure the deficiency within five days after notification. The Board of Directors determines whether the deficiency has been cured by the shareholder.

Certain Provisions of Minnesota Law

         The Company is subject to the provisions of the Minnesota Business Corporation Act, including the provisions described below.

         Control Share Acquisitions. Section 302A.671 of the Minnesota Statutes applies, with certain exceptions, to any acquisition of voting stock of the Company from a person other than the Company, and other than in connection with certain mergers and exchanges to which the Company is a party, resulting in certain percentages of voting control of the Company (in excess of 20%, 33-1/3% or 50%) by such acquiring person. Section 302A.671 requires approval of any such acquisitions by a majority vote of the shareholders of the Company (other than the acquiring person) prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by the Company within 30 days after the acquiring


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person has failed to give a timely information statement to the Company or the date the shareholders have voted not to grant voting rights to the acquiring person's shares.

         Business Combinations. Section 302A.673 of the Minnesota Statutes generally prohibits any business combination by a Minnesota corporation that is a "publicly held corporation" (i.e., a corporation that has a class of equity securities registered with the Securities and Exchange Commission), or any subsidiary of the publicly held corporation, with any shareholder which purchases 10% or more of the corporation's voting shares (an "interested shareholder") within four years following such interested shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of the Board of Directors of the corporation before the interested shareholder's share acquisition date.

         Fair Price Requirement. In the event of certain tender offers for stock of a publicly held corporation, Section 302A.675 of the Minnesota Statutes precludes the tender offeror from acquiring additional shares of stock (including acquisitions pursuant to mergers, consolidations or statutory share exchanges) within two years following the completion of such an offer unless the selling shareholders are given the opportunity to sell the shares on terms that are substantially equivalent to those contained in the earlier tender offer.
Section 302A.675 does not apply if a committee of the Board of Directors consisting of all of its disinterested directors (excluding present and former officers of the corporation) approves the subsequent acquisition before shares are acquired pursuant to the earlier tender offer.

         Limitation on Share Purchases. Section 302A.553 of the Minnesota Statutes generally prohibits a Minnesota corporation that is a publicly held corporation from directly or indirectly purchasing or agreeing to purchase any voting shares from a person (or two or more persons who are acting together) who beneficially owns more than five percent of the voting power of the corporation for more than the market value of such shares if the shares have been beneficially owned by the person for less than two years, unless (i) the purchase or agreement to purchase is approved at a meeting of shareholders by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, or (ii) the corporation makes an offer, of at least equal value per share, to all holders of shares of the class or series and to all holders of any class or series into which the securities may be converted.

Transfer Agent and Registrar

         Norwest Bank Minnesota, N.A., South Saint Paul, Minnesota is the transfer agent and registrar for the Common Stock of the Company.


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ITEM 2.  EXHIBITS.

         3.1      Articles of Incorporation of Recovery Engineering, Inc.

         3.2      Bylaws of Recovery Engineering, Inc.

         4.1      Specimen Certificate for Common Stock

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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  December 3, 1997                     RECOVERY ENGINEERING, INC.


                                             By       /s/ Charles F. Karpinske
                                                    ----------------------------
                                                      Charles F. Karpinske
                                                      Chief Financial Officer


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                                INDEX TO EXHIBITS


EXHIBIT
 NO.   DESCRIPTION                       METHOD OF FILING

 3.1   Articles of Incorporation of      Incorporated by reference to Appendix 1
       Recovery Engineering, Inc.        to the Company's Proxy Statement (File
                                         No. 0-21232), for its Annual Meeting of
                                         Shareholders held on April 25, 1996

 3.2   Bylaws of Recovery Engineering,   Incorporated by reference to Appendix 2
       Inc.                              to the Company's Proxy Statement (File
                                         No. 0-21232), for its Annual Meeting of
                                         Shareholders held on April 25, 1996

 4.1   Specimen Certificate for Common   Filed electronically herewith
       Stock